UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of January 2022

Commission File Number 1-15242

Deutsche Bank Corporation
(Translation of Registrant’s Name Into English)

Deutsche Bank Aktiengesellschaft
Taunusanlage 12
60325 Frankfurt am Main
Germany
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory note

This Report on Form 6-K contains the following exhibits. This Report on Form 6-K and the exhibits hereto are hereby incorporated by reference into Registration Statement No. 333-258403 of Deutsche Bank AG.

Exhibits

Exhibit 5.4: Opinion of Group Legal Services of Deutsche Bank Aktiengesellschaft.

Exhibit 5.5: Opinion of Davis Polk & Wardwell LLP.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Deutsche Bank Aktiengesellschaft

Date: January 7, 2022

By:	/s/ Jonathan Blake
Name:	Jonathan Blake
Title:	Managing Director

By:	/s/ Thomas Rueckert
Name:	Thomas Rueckert
Title:	Vice President